Exhibit 99.1

Beamr Issues Q1-2024 CEO Letter to Shareholders: Cloud service and AI workflows

Herzliya Israel, April 12, 2024 (GLOBE NEWSWIRE) -- Beamr (Nasdaq: BMR), a leading supplier of video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders:

I am happy to update you on our Q1 2024 activities and progress. Q1 2024 was a transformative quarter for our company as we built upon the progress and achievements that we reached in 2023, which resulted in several significant milestones for our company.

Cloud service

On February 20 2024, we launched the Beamr Cloud SaaS solution, which enables everyone to perform high-quality, high-scale video processing at attractive pricing. Our new video cloud service offers more capabilities than we initially expected. They include video standards modernization from AVC to HEVC, and adoption acceleration of new standards.

Capital raising

Also in February 2024, we raised gross proceeds of $13.8 million in an underwritten offering, prior to deducting underwriting discounts and other offering expenses. We intend to use the raised capital to substantially expand the reach of our video cloud services by investing in research and development efforts, sales and marketing activities, cloud operating costs, as well as general and administrative corporate purposes, including working capital and capital expenditures. We plan to expand Beamr Cloud across the emerging markets in the video world: User-Generated Content, Generative AI, Internet-of-Things (IoT) and Streaming (OTT).

AI workflows

Throughout Q1 2024, we have teamed up with other industry leaders, such as NVIDIA, to highlight the benefits and features of using our technology and other artificial intelligence (AI) workflows.

In March 2024, we presented accelerated video AI workflows and our plans to integrate AI workflows into Beamr Cloud. We also released the results of a case study that highlights how our technology enables accelerated machine learning training by using significantly smaller video files and without any negative impact on the video AI process.

During Q2 2024, we plan to focus on enabling vision AI processes in Beamr Cloud. Enabling AI workflows, such as object detection, is in tandem with video optimization, as GPU is a natural acceleration platform to both. These new capabilities will allow Beamr to enhance our offerings to video customers and offer services to the new emerging markets of AI. Furthermore, we plan to continue introducing improvements to Beamr Cloud making it easier to use and allow customers higher configurability and flexibly using the service.

Financial highlights*

In Q1 2024, we generated approximately $0.39M in revenues compared with $0.33M in Q1 2023, representing a 18% increase, and as of March 31, 2024, we had approximately $19M of cash and cash equivalents including accrued interest. The revenues are driven from existing customers, and we expect contribution of the Beamr Cloud revenues to start realizing later this year.

Respectfully,

Sharon Carmel

Chief Executive Officer, Beamr Imaging Ltd.

*	This unaudited preliminary financial information regarding our revenues for the three months and quarter ended March 31, 2024, is based upon our estimates and subject to completion of our quarter-end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary financial information is not a comprehensive statement of our financial results for this period.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr's perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com

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